Email: jlotz@lotzandco.com

File: 00244.003

April 27, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance Office of Trade & Services

100 F Street, N.E.

Washington, DC 20549

Attention:	Daniel Morris

Dear Sirs/Mesdames:

Re:	Stark Focus Group, Inc. (the "Company") Registration Statement on Form S-1 Filed March 12, 2020 File No. 333-237100

We write on behalf of the Company and further to the comments of the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "Commission") contained in the Staff's comment letter dated April 8, 2020 (the "Comment Letter"), with respect to the Registration Statement on Form S-1 submitted to the Commission on March 12, 2020 (the "Registration Statement"). For ease of reference, the text of each of the Staff's comments is reproduced in italics in numerical sequence in this letter, with the response of the Company immediately following each comment.

Concurrently with the submission of this letter, the Company is filing via EDGAR, for review by the Staff, Amendment No. 1 to the Registration Statement ("Amendment No. 1"). The revisions reflected in Amendment No. 1 include those made in response to the Staff's comments and other changes that are intended to update, clarify and render the information therein complete.

In addition, for the Staff's review we have attached as Appendix "A" hereto a draft of the opinion (the "Opinion") required by Item 601(5) of Regulation S-K of the United States Securities Act of 1933, as amended, which Opinion has been attached to Amendment No. 1 as Exhibit 5.1.

Capitalized terms that are used but not defined in this letter shall have the meanings ascribed to them in Amendment No. 1. All page references in the responses set out below refer to page numbers of Amendment No. 1. All responses provided herein are based solely on information provided by the Company.

Lotz & Company provides its legal services through a law corporation, Lotz Law Corporation

Securities and Exchange Commission

Registration Statement on Form S-1

Cover Page

1. Please disclose that your officers and directors hold the majority voting power and will continue to do so after this offering. In this regard, we note that they own, as a group, 82.2% of your issued and outstanding shares of common stock and will continue to own approximately 80% of the common stock after this offering.

Response:

The Company has revised the cover page of the Registration Statement to disclose that its directors and officers hold a majority of the voting power attached to its issued and outstanding shares of common stock and will continue to do so after the completion of the offering. Reference to the aggregate percentage shareholdings of the directors and officers has also been added to the cover page of the Registration Statement.

Year Ended December 31, 2019 compared to December 31, 2018, page 28

2. Please revise to discuss the source of your revenues of $26,063 for the period ended December 31, 2019. In addition, to the extent that you have material agreements related to this revenue, please discuss the terms in your Description of Business section and file the agreements as exhibits with your next amendment. Refer to Item 601 of Regulation S-K.

Response:

The Company has revised the disclosure on page 28 of the prospectus to disclose the source of revenues generated for the period ended December 31, 2019. The Company has also added disclosure under "Description of Business" on page 30 of the prospectus to disclose that it does not currently have any material agreements for the purchase and sale of products.

Business, Page 30

3. It is unclear to what extent you have commenced operations. Please expand upon your current operations and revenue generating activities. In this regard, we note your disclosure that "[t]he Company, through Common Designs, currently sources products from other supplier and distributes such products to its customers," however, your Business section only describes future marketing, pricing and sales tactics. If you have not commenced operations, please revise your disclosure to provide a more detailed discussion of each of your planned activities for the next 12 months. For example, discuss the milestones necessary to design, launch and develop each aspect of your proposed business, and the total costs and timing related to each step.

Securities and Exchange Commission

Response:

The Company has revised the disclosure on pages 30 and 31 of the prospectus to:

(i)	provide additional disclosure with respect to its current operations and revenue generating activities;

(ii)	clarify the extent to which it has commenced operations;

(iii)	provide additional disclosure with respect to its planned future operations; and

(iv)	provide a more detailed discussion of its planned activities for the next 12 months.

4. Please revise to add a separately captioned section or sections to address in detail the applicability of Chinese and other foreign regulations to you and your business. Clarify the status of your compliance and set forth the remaining steps or hurdles required to comply or maintain compliance with the applicable rules.

Response:

The Company has added two risk factors on page 20 of the prospectus under the heading "Risks Relating to Doing Business Internationally" to disclose the risks associated with the potential applicability of Chinese regulations. Other than as set out therein, the Company is not aware of any Chinese or other foreign regulation related to the garment trading business to which it would be subject in the ordinary course of business.

Currently, to its knowledge, the Company is not required to comply with any Chinese regulations relating to the export of its products from China to overseas customers. The Company's products are usually shipped to overseas customers by ocean freight. If there are any tariffs to be paid on the Company's products as a result of such products being imported into foreign countries from China, such tariffs will be paid for by the customers purchasing such products.

5. In light of your risk factor disclosure on page 14, please address the challenges you may experience in your business operations or implementation of your business plan as a result of the coronavirus pandemic and its potential effect on your financial condition, if any. For example, discuss changes to your supply chain that have been, or may in the future be, necessitated by the coronavirus pandemic. Refer to Corporation Finance Disclosure Topic No. 9.

Response:

The disclosure on page 14 of the prospectus has been revised to address the challenges the Company expects to experience in its business operations and the implementation of its business plan as a result of the COVID-19 pandemic. Additional disclosure related to the risk factor on page 14 of the prospectus has been added to page 20 of the prospectus.

Established Network, page 34

6. Given your very limited history of revenues, please expand your disclosure to discuss the strength and dependability of your "solid, reliable network of contacts" with manufacturers, distributors and major buyers.

Response:

The Company has revised the disclosure on page 34 of the prospectus to discuss the strength and dependability of the Company's network of contacts with manufacturers, distributors and major buyers.

Securities and Exchange Commission

Signature Page, page 47

7. Please revise to identify your principal executive officer, principal financial officer, and principal accounting officer to conform to the requirements of the Signatures section of Form S-1. See Instructions 1 and 2 to Signatures on Form S-1.

Response:

The signature page has been updated in accordance with Instructions 1 and 2 to Signatures on Form S-1.

If you have any further questions, please do not hesitate to contact the undersigned.

Yours truly,

LOTZ & COMPANY
Per:

/s/ Jonathan C. Lotz
Jonathan C. Lotz

JCL/

cc:	Stark Focus Group, Inc.
Attention: Mario Todd, CEO (via email)

APPENDIX "A"

Legal Opinion

See attached.

[LOTZ & COMPANY LETTERHEAD]

[●], 2020

Stark Focus Group, Inc.

Suite 3001, 505 6th Street SW

Calgary AB T2P 1X5

Ladies and Gentlemen:

Re:	Stark Focus Group, Inc. - Registration Statement on Form S-1

We have acted as counsel to Stark Focus Group, Inc. (the "Company"), a corporation organized under the laws of Nevada, in connection with the registration by the Company of an aggregate of 1,950,830 shares of common stock, each with a par value of $0.0001 (the "Shares") for resale (the "Resale") by the Selling Shareholders (as defined in the Registration Statement) pursuant to a registration statement on Form S-1 (as amended or supplemented, the "Registration Statement"), which Registration Statement was initially filed with the Securities and Exchange Commission (the "Commission") on March 12, 2020 under the United States Securities Act of 1933, as amended (the "Act").

In connection with rendering the opinion set forth below, we have reviewed: (i) the Registration Statement and exhibits thereto; (ii) the Company's Articles of Incorporation; (iii) the Company's Bylaws; (iv) certain records of the proceedings of the Board of Directors of the Company relating to the proposed issuance of the Shares; and (v) such statutes, records and other documents and matters as we have deemed necessary for the purposes of rendering this opinion.

In rendering our opinion set forth below, we have assumed the legal capacity for all purposes relevant hereto of all natural persons and, with respect to all parties to agreements or instruments relevant hereto (other than the Company), that such parties had the requisite corporate status, power, capacity and authority (corporate or otherwise) to execute, deliver and perform such agreements or instruments, that such agreements or instruments have been duly authorized by all requisite action (corporate or otherwise), executed and delivered by such parties and that such agreements or instruments are the valid, binding and enforceable obligations of such parties. We have not independently established or verified any facts relevant to this opinion, but have relied upon certificates of officers of the Company, other representatives of the Company and of public officials.

We have also examined the originals or copies of such corporate records of the Company and/or public officials and such other documents and have made such other factual and legal investigations as we have deemed relevant and necessary as the basis for the opinion set forth below. In our examination, we have assumed the genuineness of all signatures and capacity of persons signing documents examined by us, the authenticity of all documents submitted to us as originals, and the conformity to authentic original documents of all documents submitted to us as copies or as facsimiles of copies or originals and the veracity of all information contained therein, which assumptions we have not independently verified.

Where our opinion refers to the Shares as being "fully paid and non-assessable", such opinion indicates that the holder of such securities cannot be required to contribute any further amounts to the Company by virtue of its status as holder of the Shares, either in order to complete payment for the Shares, to satisfy claims of creditors or otherwise. No opinion is expressed as to actual receipt by the Company of the consideration for the issuance of the Shares or as to the adequacy of any consideration received.

Lotz & Company is a British Columbia law corporation, with lawyers called in the Province of British Columbia, Canada and the State of New York. We have made such inquiries as we consider necessary to render this opinion with respect to a Nevada corporation. This opinion letter opines upon and is limited to the current federal laws of the United States and, as set forth above, Nevada law, including the statutory provisions, all applicable provisions of the Nevada Revised Statutes and reported judicial decisions interpreting those laws, as such laws presently exist and to the facts as they presently exist. We express no opinion and make no representation with respect to the effect or applicability of the laws of any other jurisdiction.

Based upon the foregoing and the examination of such legal authorities as we have deemed relevant, and subject to the qualifications, assumptions and limitations set forth herein, we are of the opinion that the Shares have been duly authorized by all requisite corporate action and are legally issued, fully paid and non-assessable under Nevada law, including the statutory provisions, all applicable provisions of the Nevada Constitution and all reported judicial decisions interpreting those laws.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. We further consent to the discussion of this opinion in the Registration Statement, and the reference to our firm under the heading "Experts" in the Registration Statement. In giving this consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Act, or the General Rules and Regulations of the Commission thereunder.

This opinion is limited to the federal securities laws of the United States and the rules and regulations relating thereto as presently in effect. We express no opinion as to matters relating to the laws, rules or regulations of any other state or jurisdiction that may be applicable to any sale of the Shares, including "blue sky" laws. This opinion speaks only as of the date that the Registration Statement becomes effective under the Act and we assume no obligation to update or supplement this opinion to reflect any facts or circumstances which may hereafter come to our attention with respect to this opinion after the date of effectiveness, including any changes in applicable law which may hereafter occur.

This opinion is for your benefit exclusively in connection with the Registration Statement and may only be relied upon by the addressee hereto and by persons entitled to rely upon it pursuant to the applicable provisions of the Act. This opinion may not be relied upon, furnished, quoted from or referred to by you for any other purpose, without our prior written consent. This opinion is limited to the specific issues addressed herein, and no opinion may be inferred or implied beyond that expressly stated herein.

Yours truly,